johnnic
communications

Johncom House 4 Biermann Avenue
Rosebank 2196 Johannesburg
P O Box 1746 Saxonwold 2132 Gauteng

Telephone: +27-11-280-3000
Direct: +27-11-280-5009
Fax: +27-11-280-5099
E-Mail: matisonnj@johncom.co.za

RECEIVED
2006 DEC -5 P 2 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 November 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities Exchange Commission
450 Fifth Street NW
WASHINGTON DC
U.S.A.

06018946

SUPPL

Dear Sirs

RULE 12G3-2(b) File No. 82-5184

I refer to the above and attach hereto the reviewed results announcement for the half-year ended 30 September 2006 for Johnnic Communications Limited pursuant to the exemption from the Securities Exchange Act of 1934 ("the Act") afforded by Rule 12g3-2(b).

This information is provided under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise, subject to the liabilities of Section 18 of the Act and that neither this letter nor the provision of the information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

BEST AVAILABLE COPY

PROCESSED
DEC 11 2006
THOMSON
FINANCIAL

JOANNE MATISONN
GROUP SECRETARY

Encl.

cc: Mary Gormley, The Bank of New York

12/5

Reviewed interim results for the six months ended 30 September 2006



johnnic
communications

the future of media and entertainment



Revenue	Profit from operations	Headline EPS	Attributable EPS
+17%	+62%	+69%	+53%

Overview
The review period, which continues the growth of the past five years, is characterised by strong divisional performances across the group, with year-on-year comparisons highlighting the exceptional results of Johncom's major business units.

Financial results
Revenue for the six months grew by 17% to R2,591 billion. Profit from operations increased 62% totalling R330 million, while headline earnings per share rose by 69% to 300 cents.

Operational review
Media
The Media division enjoyed another period of record growth on the back of a buoyant advertising market.

The Sunday Times continued to outstrip the market in terms of advertising revenue growth on its existing products, while new products such as the highly successful supplement It's My Business were immediately profitable.

Restructuring of the Sowetan and SundayWorld continues, with both products showing steady circulation and advertising growth.

In the Eastern Cape, The Herald and Weekend Post based in Port Elizabeth joined the Daily Dispatch of East London in producing solid results.

The digital and education businesses, in particular CareerJunction, enjoyed spectacular growth.

BDFM redesigned the Financial Mail during the period, and the rejuvenated publication has been well received in the market. BDFM has continued to diversify earnings with the acquisition in October 2006 of a controlling stake in the monthly small business tabloid Big News.

Retail
Exclusive Books enjoyed a successful trading period, again winning the Best Trade Bookseller of the Year category at the Safika awards. The Claremont, Killarney and OR Tambo International Airport stores were revamped. Exclusive Books took three silver awards at the recent 2006 Loeries, reflecting the impact of its creative advertising.

Nu Metro Theatres expanded its footprint by opening a new five-screen cineplex in Worcester, and the North Park site in Pretoria. A digital circuit has been installed, with digital projectors and servers rolled out to 26 sites. Nu Metro's exciting cinema advertising sales arm, Popcorn Cinema Advertising, is establishing itself with advertisers and in the market through its innovative approach.

Books and Maps
The South African operations performed extremely well, with excellent results reported by Struik Publishers, Struik Christian Books, Map Studio and MAPIT Booksite Afrika, the division's warehousing arm, relocated successfully to expanded premises whilst managing increased volumes.

The offshore operations showed a dramatic improvement over the prior year, with a turnaround to profitability driven primarily by the United Kingdom business.

Home Entertainment
Home Entertainment's improved sales reflect the provision of excellent content, aided by growth in the emerging retail market and the performance of Red Star, Nu Metro Home Entertainment's new sale brand.

The division received 20th Century Fox's marketing award for 2005/6 at a recent conference in Istanbul

Africa
The Africa business unit opened a cineplex and media store in July and August respectively in Abuja, the Nigerian capital. A cineplex was opened in Lagos in June, with an adjoining media store scheduled to open soon.

A second moulding line for the manufacture of VCD and CD product was commissioned at the CDT Nigeria plant to meet local and export demand.

While regulatory issues, logistical problems and delays in opening retail trading sites continue to prevent the businesses from reaching optimal performance, progress is being made in addressing these obstacles. Losses, however, continue to be reported at this developmental stage.

Music
The Warner Music licence, in terms of an agreement with Warner Music International, is now housed in a newly incorporated associate, Warner Music Gallo Africa. Consequently, the Music division's segmental results for the review period do not include the Warner Music licence. Warner Music Gallo Africa's results are equity accounted, and contribute to Johncom's share of profits of associates.

Gallo Music traded below expectations due to a lack of hit material, both local and international. A marked improvement is expected in the second half, with good product lined up for the holiday season.

Distribution, Manufacturing and Support Services
Effective 31 July 2006, Johncom acquired the minority 40% of Compact Disc Technologies (CDT), giving it full ownership of Africa's largest CD and DVD manufacturing plant.

Pay Television
The subscription revenue stream grew on the back of an increased digital subscriber base. Advertising revenues also expanded as a result of good content acquisitions, including increased local production.

Associate
Caxton and CTP Publishers and Printers (Caxton) again produced good results, contributing R89 million to attributable earnings (2005: R71 million). Newspaper publishing and printing was the major contributor, while Caxton's investment in academic publishing via its 50% share in Maskew Miller Longman produced excellent returns.

Financial position
The balance sheet remains strong and practically ungeared. Net cash resources amounted to R611 million at 30 September 2006.

Post balance sheet event
As announced on SENS on 14 November 2006, Johncom has, subject to certain conditions precedent, agreed to dispose of its interest in Electronic Media Network Limited (M-Net) and SuperSport International Holdings Limited (SuperSport) to Naspers Limited (Naspers) and to unbundle to Johncom's shareholders the Naspers N shares received as consideration. The effective date of the transaction will be the third business day following the day on which the last of the conditions precedent is fulfilled. A circular containing the final terms of the transaction and details of the unbundling will be posted to Johncom shareholders for their approval in due course.

Prospects
The board is confident that the group is on track to deliver second-half revenue and earnings which traditionally exceed those of the first six months due to festive season trading.

Mashudu Ramano
Chairperson

Prakash Desai
Acting Group Chief Executive Officer

Howard Benatar
Chief Financial Officer

22 November 2006

Income statement

	% change	Reviewed 6 months ended 30 Sept 2006 Rm	Restated reviewed 6 months ended 30 Sept 2005 Rm	Audited 12 months ended 31 March 2006 Rm
Revenue	17	**2 591**	2 214	4 651
Cost of sales		**(1 493)**	(1 362)	(2 819)
Gross profit	29	**1 098**	852	1 832
Operating expenses		**(772)**	(695)	(1 389)
Operating costs		**(690)**	(574)	(1 148)
Depreciation and amortisation		**(52)**	(50)	(103)
Goodwill impairment		**(5)**	(2)	(2)

Segmental

	% change	Reviewed 6 months ended 30 Sept 2006 Rm	Restated reviewed 6 months ended 30 Sept 2005 Rm	Audited 12 months ended 31 March 2006 Rm
Revenue				
Continuing operations				
Media	18	**904**	767	1 565
Retail	13	**404**	356	768
Books and Maps	23	**185**	150	312
Home Entertainment	20	**178**	148	308
Africa	147	**47**	19	47
Music	(46)	**55**	102	218

Notes *(continued)*

	Reviewed 6 months ended 30 Sept 2006 Rm	Restated reviewed 6 months ended 30 Sept 2005 Rm	Audited 12 months ended 31 March 2006 Rm
3. Reconciliation between attributable and headline earnings			
Attributable earnings	312	205	512
Reconciling items (after taxation and minority interests, where applicable)			
Goodwill impairment	5	2	2
Reversal of impairments	(5)	–	–
(Profit) loss on disposal of tangible and intangible assets	(1)	–	1
Profit on disposal of operations	–	(22)	(13)
Property, plant and equipment impairment	–	–	3

	Note	Reviewed 30 Sept 2006 Rm	Restated reviewed 30 Sept 2005 Rm	Audited 31 March 2006 Rm
Share-based payments		(25)	(69)	(135)
Profit from operations before exeptional items	108	326	157	443
Exceptional items		4	47	49
Profit from operations	62	330	204	492
Net finance income		17	9	27
Finance income		31	21	52
Finance costs		(14)	(12)	(25)
Share of profits of associates		92	73	184
Profit before taxation	53	439	286	703
Taxation		(121)	(75)	(177)
Profit for the period	51	318	211	526
Attributable to:				
Shareholders		312	205	512
Minority interest		6	6	14
		318	211	526
Basic attributable earnings per ordinary share (cents)	53	301	197	492
Dividend per ordinary share (cents)		100	–	75
Number of ordinary shares in issue ('000)				
At beginning of period		103 821	104 189	104 189
At end of period		103 821	104 189	103 821
Weighted average for period		103 821	104 189	104 015

Balance sheet

	Reviewed 30 Sept 2006 Rm	Restated reviewed 30 Sept 2005 Rm	Audited 31 March 2006 Rm
ASSETS			
Non-current assets	2 093	1 890	1 964
Tangible and intangible assets	834	725	738
Investments and loans	1 112	999	1 058
Deferred taxation assets	147	148	147
Embedded derivatives	–	18	21
Current assets	2 474	2 183	2 295
Inventories, receivables and other current assets	1 704	1 596	1 533
Listed equities	108	95	109
Bank balances, deposits and cash	662	492	653
Total assets	4 567	4 073	4 259
EQUITY AND LIABILITIES			
Capital and reserves			
Shareholder interest	2 560	2 154	2 340
Minority interest	38	45	53
Total equity	2 598	2 199	2 393
Non-current liabilities	390	377	405
Long-term borrowings	32	28	19
Post-retirement benefits liabilities	135	126	134
Operating leases equalisation liabilities	98	108	105
Share-based payments liabilities	102	70	122
Deferred taxation liabilities	23	45	25
Current liabilities	1 579	1 497	1 461
Payables and other current liabilities	1 440	1 396	1 357
Short-term borrowings	88	68	73
Bank overdrafts	51	33	31
Total equity and liabilities	4 567	4 073	4 259
Net asset value per ordinary share (rand)	25	21	23

Cash flow statement

	Reviewed 6 months ended 30 Sept 2006 Rm	Restated reviewed 6 months ended 30 Sept 2005 Rm	Audited 12 months ended 31 March 2006 Rm
Net cash from operating activities	203	79	368
Net cash (used in) from investing activities	(135)	42	(8)
Net cash (used in) from financing activities	(83)	3	(72)
Net (decrease) increase in cash and cash equivalents	(15)	124	288
Cash and cash equivalents at beginning of period	622	335	335
Foreign operations translation adjustment	4	–	(1)
Cash and cash equivalents at end of period	611	459	622

		Reviewed 30 Sept 2006 Rm	Restated reviewed 30 Sept 2005 Rm	Audited 31 March 2006 Rm
Distribution, Manufacturing and Support Services	12	111	99	208
Pay Television	23	707	573	1 225
	17	2 591	2 214	4 651
Profit (loss) from operations before share-based payments and exceptional items				
Continuing operations				
Media	17	140	120	244
Retail		9	(2)	38
Books and Maps	173	30	11	25
Home Entertainment	320	21	5	33
Africa	(88)	(32)	(17)	(48)
Music		(2)	6	20
Distribution, Manufacturing and Support Services	31	17	13	39
Pay Television	56	198	127	281
	45	381	263	632
Corporate		(27)	(33)	(50)
Disposed operations		(3)	(4)	(3)
	55	351	226	579
Profit (loss) from operations before exceptional items				
Continuing operations				
Media	31	127	97	200
Retail		6	(5)	35
Books and Maps	420	26	5	12
Home Entertainment	567	20	3	29
Africa	(83)	(33)	(18)	(50)
Music		(5)	3	12
Distribution, Manufacturing and Support Services	29	9	7	23
Pay Television	70	197	116	259
	67	347	208	520
Corporate		(18)	(47)	(74)
Disposed operations		(3)	(4)	(3)
	108	326	157	443

Notes

1. **Basis of accounting**
These condensed consolidated interim financial statements have been prepared using accounting policies compliant with International Financial Reporting Standards (IFRS), and are in compliance with IAS 34: Interim Financial Reporting, the JSE Limited's Listing Requirements and the South African Companies Act. The accounting policies used are consistent with those applied in the preparation of the annual financial statements for the year ended 31 March 2006.

	Reviewed 6 months ended 30 Sept 2006 Rm	Restated reviewed 6 months ended 30 Sept 2005 Rm	Audited 12 months ended 31 March 2006 Rm
2. **Exceptional items**			
Reversal of impairments	5	–	–
Fair value adjustment of listed equities	(1)	22	36
Profit on disposal of operations	–	25	14
Other	–	–	(1)
	4	47	49

Statement of changes in equity

	Share capital Rm	Share premium Rm	Other reserves Rm	Accumulated profits Rm	Shareholder interest Rm	Minority interest Rm	Total equity Rm
Balance at 31 March 2005	10	814	8	1 118	1 950	42	1 992
Total income and expense recognised			4	200	204	3	207
Income and expense recognised directly in equity			4	(5)	(1)	(3)	(4)
Attributable earnings				205	205	6	211
Balance at 30 September 2005	10	814	12	1 318	2 154	45	2 199
Total income and expense recognised			5	277	282	8	290
Income and expense recognised directly in equity			5	(30)	(25)		(25)
Attributable earnings				307	307	8	315
Implementation of odd-lot offer		(18)			(18)		(18)
Dividends on ordinary shares				(78)	(78)		(78)
Balance at 31 March 2006	10	796	17	1 517	2 340	53	2 393
Total income and expense recognised			46	278	324	6	330
Income and expense recognised directly in equity			46	(34)	12		12
Attributable earnings				312	312	6	318
Effect of acquisitions and disposals						(21)	(21)
Dividends on ordinary shares				(104)	(104)		(104)
Balance at 30 September 2006	10	796	63	1 691	2 560	38	2 598

	Reviewed 30 Sept 2006 Rm	Restated reviewed 30 Sept 2005 Rm	Audited 31 March 2006 Rm
Other	–	–	1
Headline earnings	311	185	506
Basic *headline* earnings per ordinary share (cents)	300	178	486

4. **Earnings per ordinary share**
The calculation of basic attributable and headline earnings per ordinary *share is* based on attributable earnings of R312 million (2005: R205 million) and headline earnings of R311 million (2005: R185 *million*) respectively, and 103 821 159 (2005: 104 189 314) ordinary shares in issue.

5. The group's results as at 31 March and 30 September 2005 have been restated in line with final March 2006 year-end adjustments. The changes in respect of 31 March and 30 September 2005 are set out below:

	Reviewed cumulative to 31 March 2005 Rm	Reviewed 6 months ended 30 Sept 2005 Rm
Profit for the period previously reported		213
IFRS restatements	(2)	(2)
Share-based payments	7	–
Adjustments to provisions	1	–
Depreciation and amortisation	(13)	(2)
Adjustment in respect of associate	3	–
Other restatements	(6)	–
Operating leases accounted for on straight-line basis	4	–
Revenue recognition	(3)	–
Taxation	(7)	–
Profit for the period restated		211
Basic attributable earnings per ordinary share have been restated to 197 cents from 199 cents as previously reported.		
Total equity previously reported		2 227
IFRS restatements		(4)
Other restatements		(6)
Adjustment in respect of Caxton shareholding in Johncom		(18)
Total equity restated		2 199

	Reviewed 30 Sept 2006 Rm	Restated reviewed 30 Sept 2005 Rm	Audited 31 March 2006 Rm
6. **Contingent liabilities and commitments**			
Guarantees	1	31	1
Contingent liabilities	18	18	16
Unconditional programme and film rights purchase obligations	693	682	585
Operating leases	679	690	683
– due within one year	102	118	110
– due after one year	577	572	573
7. **Capital expenditure commitments**			
Contracted but not provided for	14	24	12
Authorised but not yet contracted for	23	6	53
	37	30	65

The capital expenditure will be financed from cash resources.

8. **Reviewed results**
These interim financial statements have been reviewed by our auditors, Deloitte & Touche. A copy of their unmodified review report is available for inspection at the company's registered office.

JOHNNIC COMMUNICATIONS LIMITED (Johncom)

Incorporated in the Republic of South Africa

Registration number: 1889/000352/06

Share code: JCM

ISIN Code: ZAE 000024584

American Depositary Receipt (ADR) programme

CUSIP No: 47805P102

ADR to ordinary share: 1:1

Johncom House, 4 Biermann Avenue Rosebank, 2196, Johannesburg

PO Box 1746, Saxonwold, 2132

Directors: M E Ramano (Chairperson), P C Desai* (Acting Group Chief Executive Officer), H Benatar* (Chief Financial Officer), M D Brand, C B Brayshaw, P M Jenkins, D M Mashabela, W S Moutloatse, T R A Oliphant, F J van der Merwe, T A Wixley *Executive director

Company secretary: J R Matisonn **E-mail:** matisonnj@johncom.co.za These results may be viewed on the internet at http://www.johncom.co.za

www.johncom.co.za